EXHIBIT 99.115

CONSENT OF QUALIFIED PERSON

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated in the Registration Statement on Form 40-F of Elemental Altus Royalties Corp. in connection with the scientific and technical disclosure of the Registrant, and (2) all other references to the undersigned included or incorporated by reference in the Registration Statement on Form 40-F of Elemental Altus Royalties Corp.

Dated: October 8, 2025

/s/ Richard Evans

Richard Evans, BSc (Hons) GradDip Business FAusIMM